June 15, 2010

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	China Skyrise Digital Service, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter Ended March 31, 2010
Filed May 14, 2010
File No. 333-139940

Dear Ms. Collins:

On behalf of China Skyrise Digital Service, Inc. (the “Company,” “we,” or “our”), we hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on June 3, 2010, with respect to our Form 10-K for the Year Ended December 31, 2009 (the “10-K”) and our Form 10-Q for the Quarter Ended March 31, 2010 (the “10-Q”). If required after our responses to the Staff herein, we will file with the Commission an Amendment No. 1 to each of the 10-K (the “10-K/A”) and the 10-Q (the “10-Q/A”).

We understand and agree that:

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Kathleen Collins
Accounting Branch Chief
June 15, 2010
Page 2

Form 10-K for the Year Ended December 31, 2009

Item 1. Business

Our Customers and Marketing Efforts, page 7

1.

Your disclosures on page 7 indicate that because you derive a large percentage of your revenues from the installation of residential digital safety and video surveillance systems, which are generally non-recurring, you do not rely on one single or a small group of customers. However, we note from your disclosures in Note 2.31 that Customer A and Customer B accounted for 31.93% and 10.98% of your fiscal 2009 revenues, respectively. Tell us the names of these customers. To the extent that these customers are real estate development companies or property management companies that you rely upon for repeat business then explain further your statement that you do not rely on a single customer or group of customers. Further, tell us your consideration to include a discussion of the significant credit concentrations with regards to these or any other significant customers. We refer you to ASC 275-10-50-18.

Response: Customer A is Shenzhen Ask Network Device Co. Ltd. and Customer B is Shenzhen Jielingchang Technology Co. Ltd. Neither of Customer A or Customer B is a real estate development company or property management company. Please note that our sales are mainly project based so that one or two customers with large projects can account for a large percentage of our sales in a given fiscal period, and such customers can change from period to period. During fiscal year 2009 we had two large projects with Customers A and B and so they represented a significant percentage of our sales during the 2009 period. We are continuously working to extend our customer base and do not rely on any single or small group of customers.

We do not believe that Customers A and B or any other significant customers present a significant credit risk to our Company. Each of Customer A and Customer B accounts for 9.90% and 0% of our accounts receivable for fiscal year 2009, respectively.

As disclosed in page 35 of the Form 10-K, during fiscal year 2009 and 2008, the Company had 5 major customers whose accounts receivable balance individually represented of the Company’s total accounts receivable as follows:

	2009	2008
Customer A	13.35%	9.39%
Customer B	9.90%	8.93%
Customer C	9.13%	7.94%
Customer D	9.11%	-
Customer E	8.76%	6.89%
Customer F	-	11.57%
	50.25%	44.72%

Customers A – F for purposes of this disclosure are Wuhan Baoquan Technology Co. Ltd., Shenzhen Ask Network Device Co. Ltd., Yangzhou Jinghuachengzhongcheng Live Purchase, Ltd., Xiamen Borei Technology Co. Ltd., Wuhan Antong Technology Co. Ltd. and Shenzhen Jielingchang Technology, Ltd.

Kathleen Collins
Accounting Branch Chief
June 15, 2010
Page 3

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

2.

We note that your net sales increased by 66% in fiscal 2009 compared to fiscal 2008, which was mainly due to your sales efforts to acquire new customers and sustain existing customers. We further note that gross profits decreased during this same period due to the decrease in general deal pricing commenced in early 2009. Tell us whether you consider sales volume and/or prices paid for your products to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-6835. If so, tell us your consideration for disclosing such key indicators pursuant to this release. In addition, tell us what impact both the newly acquired customers and existing customers had on your sales growth.

Response: While we believe that they are an important indicator of our growth in sales from period to period, we do not consider the current sales volume and/or prices paid for our products to be key indicators of our financial condition and operating performance because our sales are mainly project based and the sales volumes and prices can vary significantly from project to project. We believe that current project volume and sales prices are limited indicators of future project volume or price, especially as the economy rebounds, the size of projects increase and our deal prices normalize.

We believe that our ability to acquire new customers and sustain existing customers (via repeat business) is a better indicator of our financial condition and operating performance since they represent both an increase in the Company’s market share and increased opportunity to gain repeat business, which will in turn lead to increase sales and have a positive impact on the Company’s financial condition and operating performance. Sales to newly acquired customers had a great impact on our sales growth during fiscal year 2009, accounting for 38.48% of our sales, while sales to existing customers accounted for 61.52% of sales during the period.

Item 9(A)T. Controls and Procedures, page 37

3.

We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective “to satisfy the objectives for which they were intended.” It is unclear from this statement whether your officers concluded that your disclosure controls and procedures are effective as defined in Rule 13a - 15(e). Please clarify, if true, that your officers concluded that your disclosure controls and procedures were effective pursuant to Rule.13a -15(e) and revise your disclosures to clearly indicate as such. Similar revisions should also be made to your Form 10-Q disclosures.

Response: We note your comment and will revise our disclosure under Item 9(A)T of the 10-K/A, to expressly state that, as required by Rule 13a-15 under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009, and that based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009, and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, our disclosure controls and procedures were effective pursuant to Rule 13a-15(e).

Kathleen Collins
Accounting Branch Chief
June 15, 2010
Page 4

Report of Independent Registered Public Accounting Firm, page F-1

4.

We note that your auditors are located in Utah while the majority of the company’s assets, liabilities, revenues and expenses relate to operations located in China Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor, Madsen & Associates CPA’s, Inc. assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards; and

Whether your U.S. auditor performed all the required audit procedures within the United States or whether a potion of the audit was conducted by your U.S. auditor within China. To the extent Madsen & Associates conducted the audit in China, tell us whether the firm used the staff from their U.S. office or whether they hired additional staff in China to perform the audit procedures. Tell us whether the staff assigned to the audit were bilingual and provide us with the background experience and credentials for each staff member involved with the audit.

Response: The independent registered accounting firm of Madsen & Associates CPA’s Inc., which is headquartered in Salt Lake City, Utah, also maintains an office in Hong Kong and hires, and supervises the audit staff for the audit of our Company. The engagement partner at Madsen & Associates CPA’s, Inc. is Ted A. Madsen. The engagement partner, along with other audit staff located in the Salt Lake City office, travels to Hong Kong and mainland China, as needed, to meet with and review the qualifications the Hong Kong-based audit staff and conduct necessary training. According to the Company’s best knowledge and beliefs, all of the required audit procedures were performed. The audit planning, development of the audit program, timing, budget and staffing was done in the US and Hong Kong offices by the engagement partner and the Hong Kong audit staff. The field work was performed in China by the Hong Kong-based audit staff. The staff was supervised from the U.S. and Hong Kong offices during the field work and throughout the engagement. The report of Independent Registered Accounting Firm was issued from the US office. The staff assigned to this engagement were all bilingual with the exception of the engagement partner who does not speak Chinese. All of the documents used in the audit, i.e., contracts, agreements, etc. were translated into English, as necessary. The audit staff’s academic education and professional qualifications and experience are listed below:

Position	Name	Qualification	Experience
Partner	Ted Madsen	CPA	Over thirty years auditing experience in various sectors including compliance with US GAAP and PCAOB standards
Manager	Sally Yung	HKICPA - associate member FCCA – fellow member Master in Finance	Over ten years auditing experience in various sectors including compliance with US GAAP and PCAOB Standards
Senior Auditor	Dixon Lau	HKICPA - associate member Bachelor of Science in Computing	Over ten years auditing experience in various sectors including compliance with US GAAP and PCAOB Standards

Kathleen Collins
Accounting Branch Chief
June 15, 2010
Page 5

Senior Auditor	Raymond Wong	Bachelor of Accounting ACCA student member	Over seven years auditing experience in various sectors including compliance with US GAAP and PCAOB Standards
Semi- Senior Auditor	Winnie Lau	Bachelor of Accounting	Over three years auditing experience in various sectors including compliance with US GAAP and PCAOB Standards
Junior Auditor	Kally Yip	Higher Diploma in Accounting	Over three years auditing experience in various sectors including compliance with US GAAP and PCAOB Standards
Junior Auditor	Thomas Chiu	HKICPA student member
Junior Auditor	Joyce Yu	Bachelor of Business Administration in Accounting HKICPA student member
Junior Auditor	Ryan Leung	Bachelor of Business Administration in Accounting HKICPA student member
Junior Auditor	Samson Siu	Bachelor of Commerce in Accounting HKICPA student member

Madsen & Associates CPA’s Inc. has advised us that all of the accountants who worked on this engagement had access to updated US GAAP, US GAAS, and PCAOB standards through the use of online information programs.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

5.

We note that the majority of your revenues are derived from sales of your digital residential safety and video surveillance packaged solutions, which include development, installation and after-sale maintenance services. We further note the criteria for recognizing revenue is generally satisfied at the time of shipment. Please explain further your revenue recognition policy when your sales include multiple deliverables (i.e. product, development, installation and maintenance services). In this regard, tell us how you considered the guidance in ASC 605-25-15 in determining whether these deliverables represent separate units of accounting and if so, tell us how you determine the fair value of such deliverables and describe your revenue recognition policy for each.

Kathleen Collins
Accounting Branch Chief
June 15, 2010
Page 6

Response: We do not treat sales of our digital residential safety and video surveillance products and services as multiple deliverables since the price of our packaged solutions automatically include development, installation and after-sale maintenance services. In consideration of the guidance in ASC 605-25-15, we determined that the installation services during the fiscal 2009 period were not essential to the functionality of the equipment, since such services were inconsequential or perfunctory, and that we could recognize revenue upon delivery of the equipment since no portion of the fee for our products was contingent upon the installation services. Furthermore, no development income was earned for the relevant period, the fair value of installation was insignificant to the fair value of the products sold, maintenance services were free of charges within warranty periods, and maintenance services were billed on a standalone basis when products were outside of warranty period.

6.

We note from your disclosures on page 6 that you design software for your customers’ safety and surveillance systems in accordance with your customers’ specifications. Tell us the amount of revenues earned from these services for each period presented and describe your revenue recognition policy for such services. Tell us whether the software is considered more than incidental to the product and if so, tell us how your revenue recognition policy complies with the guidance in ASC 985-605.

Response: In accordance with our report, we recognized the amount of revenues earned from sales of our customized safety and surveillance systems for each period are as follow:

	Three months	Three months	Fiscal Year Ended	Fiscal Year Ended
	ended	ended	December 31,	December 31,
	March 31, 2010	March 31, 2010	2009	2008

Software	$ 432,358	$ 130,657	$ 1,681,906	$ 1,809,409

Our customized software was not a component of tangible products that are sold, rather, our software can be used for all systems, including products manufactured by other manufacturers. Accordingly, we have determined that such software is not essential to the functionality of those products within the scope of ASC 985-606 (the “software guidance”).

Note 15. Subsequent Events, page F-21

7.

We note that you evaluated subsequent events through March 24, 2010, the date the consolidated financial statements “were available to be issued.” Tell us how you considered the guidance in ASU 2010-09, which requires an entity that is an SEC filer to evaluate subsequent events through the date the financial statements are issued. Please confirm that you have appropriately evaluated any subsequent events for both the December 31, 2010 Form 10-K and March 31, 2010 Form 10-Q pursuant to the guidance in ASU 2010-09.

Kathleen Collins
Accounting Branch Chief
June 15, 2010
Page 7

Response: We hereby confirm that we have appropriately evaluated any subsequent events through that have occurred through May 21, 2010 and March 31, 2010 respectively, the date the consolidated financial statements for both the March 31, 2010 Form 10-Q and December 31, 2010 Form 10-K were issued pursuant to the guidance in ASU 2010-09.

Form 10-Q for the Quarter Ended March 31, 2010

Item 4 and 4A(T). Controls and Procedures, page 36

8.

You indicate that “other than the foregoing changes,” there were no changes in your internal controls over financial reporting during the first quarter of fiscal 2010. Revise to. state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: We note your comment and will revise our disclosure under the “Changes in Internal Controls over Financial Reporting” heading of Item 4 and 4A(T)in the 10-Q/A to clarify that there were no changes in our internal controls over financial reporting during the first quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

* * *

Kathleen Collins
Accounting Branch Chief
June 15, 2010
Page 8

     If you would like to discuss our response, the Amendment or any other matters regarding the Company, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Very truly yours,

CHINA SKYRISE DIGITAL SERVICE INC.

By:/s/ Mingchun Zhou
Mingchun Zhou
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.
Dawn Bernd-Schulz, Esq.